200 East Randolph Drive

Chicago, Illinois 60601

Carol Anne Huff To Call Writer Directly: 312 861-2163 chuff@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

June 23, 2008

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Tim Buchmiller Andri Boerman Angela Crane Gabriel Eckstein

Re:	John Bean Technologies Corporation Registration Statement on Form 10 Filed on April 30, 2008 File No. 001-34036

Ladies and Gentlemen:

John Bean Technologies Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Amendment No. 2 (the “Amendment”) to its Registration Statement on Form 10 originally filed on April 30, 2008 (as amended, the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated June 17, 2008. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Company’s Amendment No. 1 to the Registration Statement filed June 5, 2008. References to page numbers in our response are to page numbers in the Amendment. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Hong Kong                         London                     Los Angeles                         Munich                     New York                         San Francisco                     Washington, D.C.

Securities and Exchange Commission

June 23, 2008

General

1.	We note your response to prior comment 1. Please provide us with support for the following statements:

•	“These trends include consolidation within the food industry” in the first paragraph on page 59;
•	“The trends include … growth in the developing world” in the first paragraph on page 59;
•	“These include industry consolidation and restructuring” in the last full paragraph on page 64;
•	“These include … increased health, safety and environmental concerns” in the last full paragraph on page 64; and
•	“…with air cargo experiencing similar trends” in the first full paragraph on page 65.

Response: In response to the Staff’s comment, the Company has supplementally provided to the Staff support for the statements listed above.

Executive Compensation, page 81

Cash Pay Elements—Annual Non-Equity Incentive Compensation, page 86

2.	We reissue comment 17. The paragraph at the top of page 88 continues to indicate that the table will describe the performance of your named executive officers against the established API objectives. Please revise to indicate the performance against those objectives or revise your lead in paragraph to more accurately describe the information presented in the table.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 88 and 89 to more accurately describe the information presented in the table.

Securities and Exchange Commission

June 23, 2008

Combined Financial Statements of John Bean Technologies Corporation, page F-1

Note 1. Description of Business, Basis of. Presentation and Summary of Significant Accounting Policies, page F-7

3.	Please refer to prior comment 23. Please revise your disclosure to expand your accounting policy to be consistent with your response to prior comment 23.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-7 and F-34 to be consistent with its response to prior comment 23.

We hope that the foregoing has been responsive to the Staff’s comments. All inquiries, comments, notices and orders with respect to this letter, should be directed to Carol Anne Huff of Kirkland & Ellis LLP at (312) 861-2163. The address of the Company is John Bean Technologies Corporation, 200 E. Randolph Drive, Floor 66, Chicago, IL 60601, Attention: Charles H. Cannon, Jr.

Please do not hesitate to contact the undersigned at the number above with any questions regarding this response.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Charles H. Cannon, John Bean Technologies Corporation
R. Scott Falk, P.C., Kirkland & Ellis LLP